UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2008


ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DYAX Corp.
File No. 000-24537 - CF#22067

_____

DYAX Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 5, 2008.

Based on representations by DYAX Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1          through February 11, 2013


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Michael McTiernan
Special Counsel